Exhibit 99.3
NOTICE TO CANADIAN AND U.S. REGISTERED SHAREHOLDERS
January 5, 2011
Dear Shareholder:
On December 16, 2010, Ivanhoe Mines Ltd. (the “Company”) issued a Short Form Prospectus (the “Prospectus”) describing the Company’s rights offering (the “Rights Offering”). Holders of the Company’s common shares (“Common Shares”) as of 5:00 p.m. (Toronto time) on December 31, 2010 have been issued one right (“Right”) for each Common Share held.
Your rights are evidenced by the enclosed transferable Rights certificates (the “Rights Certificates”). Every 100 Rights will entitle the holder thereof to acquire 15 Common Shares at an exercise price of, at the subscriber’s choice, US$13.88 per Common Share or Cdn$13.93 per Common Share. The Rights may be exercised commencing January 5, 2011 and will expire at 5:00 p.m. (Toronto time) on January 26, 2011.
By exercising your Rights you will be deemed to have represented and warranted that each of you and any beneficial holder on behalf of which you are exercising your Rights is a resident of Canada or the United States (or that any such beneficial holder is otherwise permitted to exercise the Rights under the law of the applicable jurisdiction). If you are a securities broker or dealer, bank or trust company or other custodian exercising Rights on behalf of beneficial holders thereof, please see the enclosed “Notice to Securities Brokers or Dealers, Banks or Trust Companies or Other Custodians”.
Your prompt action is requested. To exercise your Rights, you must deliver (a) either a properly completed and executed Rights Certificate prior to 5:00 p.m. (Toronto time) on January 26, 2011 or a notice of guaranteed delivery guaranteeing delivery of your Rights Certificate within three business days of the above-noted expiry time (the “Notice of Guaranteed Delivery”), and (b) payment in full (in immediately available funds) for the number of Common Shares you wish to acquire prior to 5:00 p.m. (Toronto time) on January 26, 2011, in each case, to CIBC Mellon Trust Company (“CIBC Mellon”) as indicated in the Prospectus and Rights Certificate.
The subscription price is payable, at your election, in either Canadian or U.S. dollars by way of wire transfer (where the aggregate subscription price exceeds Cdn$25 million or otherwise with the permission of CIBC Mellon), certified cheque, bank draft or money order payable to the order of “CIBC Mellon Trust Company”. If the aggregate subscription price paid by you is insufficient to purchase the number of Common Shares subscribed for, or if no number of Common Shares to be purchased is specified, then you will be deemed to have exercised the subscription privilege to purchase Common Shares to the full extent of the payment tendered. If the aggregate subscription price paid by you exceeds the amount necessary to purchase the number of Common Shares for which you have indicated an intention to subscribe, then any remaining amount shall be returned to you by CIBC Mellon by mail without interest or deduction as soon as is practicable.

Enclosed are the following documents:
•	the Prospectus;
•	your Rights Certificate;
•	a Notice to Securities Brokers or Dealers, Banks or Trust Companies or Other Custodians, attached to which are:
•	a Notice to Canadian and U.S. Beneficial Shareholders, and
•	a Notice to Beneficial Shareholders Resident Outside Canada and the United States;
•	a Notice of Guaranteed Delivery; and
•	a return envelope addressed to CIBC Mellon.
If the Rights Offering does not proceed, the aggregate subscription price paid for the Rights exercised will be returned promptly to the subscribers by CIBC Mellon without interest or deduction.
CIBC Mellon will mail certificates representing the Common Shares purchased pursuant to the Rights Offering as soon as is practicable following February 2, 2011, unless the Rights Offering is terminated.
Any questions or requests for assistance may be directed to CIBC Mellon at the contact information set out below:
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825 (in North America) or 1-416-643-5500 (outside North America)
E-Mail: inquiries@cibcmellon.com
Sincerely,
“Robert Friedland”
Robert Friedland
Executive Chairman & Chief Executive Officer